UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Offering of Common Units and Concurrent Private Placement

In connection with a previously announced public offering (the “Public Offering”) of common units representing limited liability company interests (“Common Units”) in Seadrill Partners LLC (the “Company”), the Company entered into an Underwriting Agreement dated March 12, 2014 (the “Underwriting Agreement”) with Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, and Wells Fargo Securities, LLC on behalf of the several underwriters named therein (the “Underwriters”) and certain other parties, pursuant to which the Company agreed to sell 10,400,000 Common Units, at a public offering price of $30.60 per Common Unit. On March 13, 2014, the Underwriters exercised their option to purchase an additional 1,560,000 Common Units in full, such transaction to close concurrently with the Public Offering. The Public Offering is being registered under the Securities Act of 1933, as amended, pursuant to the Partnership’s registration statement on Form F-3 (Reg. No. 333-192053). The Public Offering closed on March 17, 2014. The Underwriting Agreement is attached hereto as Exhibit 1.1.

Also as previously announced, in connection with the offering, Seadrill Limited agreed to purchase directly from the Company, in a concurrent private placement transaction, 1,633,987 Common Units at a price of $30.60 per Common Unit (the “Private Placement”), pursuant to a Unit Purchase Agreement dated March 12, 2014 (the “Unit Purchase Agreement”). The Private Placement closed on March 17, 2014. The Unit Purchase Agreement is attached hereto as Exhibit 10.1.

Pending Acquisitions

As previously announced, on March 11, 2014 the Company entered into an Contribution, Purchase and Sale Agreement (the “Contribution Agreement”) with Seadrill Limited (“Seadrill”) pursuant to which Seadrill Capricorn Holdings LLC, the Company’s 51% owned subsidiary (“Capricorn Holdings”), will acquire all of the ownership interests in the entities that own and operate the drillship, the West Auriga (the “Auriga Acquisition”) from Seadrill. The Auriga Acquisition will be accomplished through a series of purchases and contributions. The Contribution Agreement is attached hereto as Exhibit 10.2. The Company expects the Auriga Acquisition to close within approximately 30 days following the closing of the Public Offering, subject to customary closing conditions.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-192053) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

1.1	Underwriting Agreement dated March 12, 2014

5.1	Opinion of Watson Farley Williams LLP

8.1	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2	Opinion of Watson Farley Williams LLP relating to tax matters

10.1	Unit Purchase Agreement, dated March 12, 2014

10.2	Contribution, Purchase and Sale Agreement, dated March 11, 2014

99.1	Press Release of the Company dated March 17, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: March 17, 2014	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Executive Officer

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